SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 22, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Announces The Ministry of Communications Has Requested It To Present Its Position Regarding Its Use of a Certain Frequency Band and Relevant Payment

PARTNER COMMUNICATIONS ANNOUNCES THE MINISTRY OF
COMMUNICATIONS HAS REQUESTED IT TO PRESENT ITS
POSITION REGARDING ITS USE OF A CERTAIN FREQUENCY
BAND AND RELEVANT PAYMENT

ROSH HA’AYIN, Israel, May 22nd, 2008 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, announced that it was notified on May 20th, 2008 by the Ministry of Communications (MOC) that following the MOC’s internal audit with respect to Partner’s use of a certain frequency band, it is considering the continuation of the use of such band by Partner and among other things, the allocation of this band to Partner and payment by Partner for the past use (which the MOC has claimed to be approximately NIS 42.5 million).

The MOC has requested that Partner provide its position on the matter for consideration before the MOC renders its final decision.

The frequency band in question was initially allocated for the use of a Palestinian mobile operator in the Palestinian-administered areas. Partner’s position is that it is entitled to use this band because it is based on an agreement with the Palestinian operator which agreement was endorsed by the MOC.

Partner’s position also is that no additional consideration for the use of all its existing bands, which includes this one, should be paid. The Company therefore intends to defend its position vigorously. At this stage, the Company is unable to evaluate the potential liability, if any, of this MOC process.

For further information please see Partner’s 2007 Annual Report (20-F), Section 3D.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects” and “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” in the form 20-F filed with the SEC on May 6th, 2008. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.823 million subscribers in Israel (as of March 31st, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner		Mr. Oded Degany
Chief Financial Officer		V. P. Corporate Development, Strategy and IRO
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: May 22, 2008